Exhibit 99.1

For Immediate Release

Norsat’s Sinclair Division To Show New and Redesigned Wireless Products at the IWCE Conference in Las Vegas

Vancouver, British Columbia – March 24, 2014– Sinclair Technologies, a division of Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, will be an exhibitor at the International Wireless Communications Expo in Las Vegas from March 25th to March 28th.

The Company will display a variety of products from its extensive product line and will feature the new 700-800 MHz TXC Series of Ceramic Combiner. The TXC Series Combiner is a lower insertion loss unit that is designed to allow a number of transmitters to share a single antenna. This design allows for easy expandability, enabling the customer to purchase in single-channel increments and bolster their networks as demand arises. Customers can expand their current systems without increasing their tower loads by simply adding more radio room equipment due to the TXC Combiner’s efficient use of rack space.

“We are pleased to have the opportunity to display our new TXC Series Combiner to the diverse audience at IWCE,” said Norsat President & CEO, Dr. Amiee Chan. “We look forward to demonstrating it, as well as other new and redesigned products to representatives across Public Safety, Transportation and Utilities sectors, which make up a majority of the end users of our Sinclair products”.

The Company will have Sales and Engineering Representatives at booth #3027 to demonstrate the TXC Series along with a newly designed low profile transport antenna, the SM700, and a high performance broadband antenna, the SE 41X Series.

About IWCE

The International Wireless Communications Expo annual event gathers industry professionals from government, transportation, public safety and utilities to demonstrate the latest in communications equipment and accessories which enhance communications networks and systems.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, www.sinctech.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

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For further information, contact:
Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com